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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                          Sims Communications, Inc.
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                              (Name of Issuer)

                                Common Stock
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                      (Title of Class of Securities)

                                829 158 104
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                               (CUSIP Number)

    Tristan Pivacek, Peabody & Arnold, 50 Rowes Wharf, Boston, MA  02110
                               (617) 951-4719
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     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                              February 5, 1998
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           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D

CUSIP No. 829 158 104                                  Page ___ of ___ Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William Frederick Solfisburg
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                   (b) /X/


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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

        PF


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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                                  / /


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America Citizenship

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                     7   SOLE VOTING POWER
  NUMBER OF                  1,739,136
   SHARES            ---------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER
  OWNED BY                    0
    EACH             ---------------------------------------------------------
 REPORTING           9   SOLE DISPOSITIVE POWER
   PERSON                    1,739,136
    WITH             ---------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER
                              0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,739,136

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.2%

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14   TYPE OF REPORTING PERSON*
        IN

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                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7
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Item 1.  Security and Issuer

    This statement relates to the Common Stock, $ .01 par value per share (the "Common Stock"), of Sims Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 17821 Sky Park Circle, Suite G, Irvine, CA 92614.

Item 2.  Identity and Background

    (a-c) This Amendment No. 2 to Schedule 13D is filed on behalf of William Frederick Solfisburg (the "Reporting Person") residing at 224 Hinckley Road, Milton, Massachusetts, 02186. The Reporting Person is the President of Alliance Capital Services Insurance Agency, Inc. (d.b.a. Alliance Resource Group) which is located at 175 Derby Street, Suite 24, Hingham, Massachusetts, 02043.

    (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, the Reporting Persons has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or state securities laws or finding any violation with respect to such laws.

    (f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

    Not applicable

Item 4.  Purpose of Transaction

    Not applicable

Item 5.  Interest in Securities of Issuer

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    (a) Based upon the Company's Proxy Statement dated February 5, 1998, the total number of outstanding shares of Common Stock of the Company on February 3, 1998 was 18,919,932. The Reporting Person may be deemed to have beneficial ownership of 1,739,136 shares of Common Stock constituting 9.2% of the outstanding Common Stock of the Company.

    (b) As of February 5, 1998 the Reporting Person has sole power to vote or to direct the vote of 1,739,136 shares of Common Stock. The Reporting Person has sole power to dispose or direct the disposition of 1,739,136 shares of Common Stock.

    (c) On January 30, 1998, the Reporting Person entered into a letter agreement (the "Letter Agreement") with Mark Bennett pursuant to which Mark Bennett agreed to indemnify the Reporting Person and hold the Reporting
Person harmless from any and all liabilities, including reasonable attorneys' fees and costs arising out of or relating to any claims, actions or proceedings pertaining to withholding taxes in connection with Mark Bennett's employment with Vector Vision Inc. which Letter Agreement has been terminated. No other transactions in the class of Securities reported on were effected by the Reporting Person since the most recent filing on Schedule 13D, which occurred on February 9, 1998.

    (d) To the knowledge of the Reporting Person, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock respectively owned by the Reporting Person, except as otherwise set forth herein.

    (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of Issuer

         None

Item 7.  Materials to be Filed as Exhibits

         None

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Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 20, 1998
___________________                    _________________________________
Date                                   William Frederick Solfisburg